Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Learning Tree International USA, Inc. (U.S.)

Learning Tree International, K.K. (Japan)

Learning Tree International, Ltd. (United Kingdom)

Learning Tree Limited (United Kingdom)

Learning Tree International S.A. (France)

Learning Tree International AB (Sweden)

Learning Tree International Inc. (Canada)

Learning Tree International Ltd. (Hong Kong)

Advanced Technology Marketing, Inc. (U.S.)

System for Business and Industry, Inc. (U.S.)